Exhibit 99.2
Results for Announcement to the Market
James Hardie Industries plc
ARBN 097 829 895

Nine Months Ended 31 December 2020
Key Information	Nine Months Ended 31 December
	FY 2021 US$M	FY 2020 US$M	Movement
Net Sales From Ordinary Activities	2,101.7	1,933.6	Up	9%
Profit From Ordinary Activities After Tax Attributable to Shareholders	164.8	235.2	Down	30%
Net Profit Attributable to Shareholders	164.8	235.2	Down	30%
Net Tangible Assets per Ordinary Share	US$1.97	US$1.55	Up	27%

Dividend Information
•On 9 February 2021, the Company announced a special dividend ("FY2021 special dividend") of US70 cents per security; payable to CUFS holders on 30 April 2021. The Company also announced its intention to reinstate ordinary dividends in fiscal year 2022, beginning with a first half fiscal year 2022 dividend to be declared mid-year.
•The record date to determine entitlements to the FY2021 special dividend is 19 February 2021 (on the basis of proper instruments of transfer received by the Company’s registrar, Computershare Investor Services Pty Ltd, Level 4, 60 Carrington Street, Sydney NSW 2000, Australia, by 5:00pm if securities are not CHESS approved, or security holding balances established by 5:00pm or such later time permitted by ASTC Operating Rules if securities are CHESS approved).
•The FY2021 special dividend and future dividends will be unfranked for Australian taxation purposes.
•The Company is required to deduct Irish DWT (currently 25% of the gross dividend amount) from this dividend and will be required to for future dividends, unless the beneficial owner has completed and returned a non-resident declaration form (DWT Form).
•The Australian currency equivalent amount of the FY2021 special dividend paid to CUFS holders will be announced after the record date.
•No dividend reinvestment plan is currently in operation for the FY2021 special dividend.

Movements in Controlled Entities during the nine months Ended 31 December 2020
There were no movements in controlled entities during the nine months ended 31 December 2020.

Associates and Joint Venture Entities
FELS Recycling GmbH (51%); Aplicaciones Minerales S.A. (28%)

Review
The results and information included within this report have been prepared using US GAAP and have been subject to an independent review by external auditors.

Results for the 3rd Quarter and Nine Months Ended 31 December 2020

Contents

1.	Media Release
2.	Management's Analysis of Results
3.	Management Presentation
4.	Condensed Consolidated Financial Statements

James Hardie Industries plc is incorporated under the laws of Ireland with its corporate seat in Dublin, Ireland. The liability of members is limited. The information contained in the above documents should be read in conjunction with the James Hardie 2020 Annual Report which can be found on the company website at www.jameshardie.com.